82-2972

BANKINTER

Institutional Relations

Avda. de Bruselas, 12
Arroyo de la Vega
28100 Alcobendas (Madrid)

Telephone: +34 91 623 43 41/36
Fax: +34 91 657 86 73
E-mail: jlvegar@bankinter.es

RECEIVED
2004 AUG -3 A 6:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04035901

Securities & Exchange Commission
Office of Intl. Corp. finance
Room 3094 - Stop 3-6
450 Fifth St. N.W.
Washington DC 20549
U.S.A.

PROCESSED
AUG 03 2004
THOMSON FINANCIAL

SUPPL

July, 27th 2004

Dear Sirs,

Please find enclosed document pertaining to the information requirements undertaken by BANKINTER, S.A., in order to maintain the granted exemptions from registration under Rule 12g 3-2 (b) of the Securities Exchange Act. of 1934.

Attached reports of 2004

- Balance Sheet as of April, May & June 2004, (Spanish Banking Committee) Reports # 1,2,3
- P&L June 2004 Spanish Banking Committee) Report # 4
- 1st dividend for 2004(Stock exchange, press release, official gazette) Report # 5
- June 2004 financial Summary, Report # 6

Yours sincerely,

Jose Luis Vega
Director

8/3

If you need further information about us visit: https://www.ebankinter.com/webcorporativa

#1

ABRIL 2004

GRUPO BANKINTER, S.A.

RECEIVED

2004 AUG -3 A 6:46

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ACTIVO

1. Caja y dep. en bcos centrales		186.852
1.1. Caja	61.080	
1.2. Banco de España	105.285	
1.3. Otros bancos centrales	20.487	
2. Deudas del Estado		5.043.646
3. Entidades de crédito		1.637.650
3.1. A la vista	154.788	
3.2. Otros créditos	1.482.862	
4. Créditos sobre clientes		15.971.227
5. Obligaciones y otros valores de renta fija		1.172.195
5.1. De emisión pública	7.136	
5.2. Otros emisores	1.165.059	
Pro memoria		
Títulos propios	0	
6. Acciones y otros títulos renta variable		376.048
7. Participaciones		61.143
7.1. En entidades de crédito	0	
7.2. Otras participaciones	61.143	
8. Participaciones en empresas grupo		73.232
8.1. En entidades de crédito		
8.2. Otras	73.232	
9. Activos inmateriales		0
9.1. Gtos. de constitución y 1. estab.	0	
9.2. Otros gastos amortizables	0	
9.bis Fondo de comercio de consolidación		10.151
9. bis 1. Por integración global	0	
9.bis 2. Por puesta en equivalencia	10.151	
10. Activos materiales		129.895
10.1. terrenos y edificios uso propio	39.763	
10.2. Otros inmuebles	32.363	
10.3. Mobiliario, inst. y otros	57.769	
11. Capital suscrito no desembolsado		0
11.1. Dividendos pasivos reclam. no desemb.		
11.2. Resto	0	
12. Acciones propias		11.983
Pro-memoria : nominal		0
13. Otros activos		734.928
14. Cuentas de periodificación		133.184
15. Pérdidas sdades consolidadas		16.666
15.1. Integración global	7.431	
15.2. Puesta en equivalencia	9.235	
15.3 Por diferencias de conversión	0	
16. Pérdidas consolidadas del ejercicio		0
16.1. Del grupo	0	
16.2. De minoritarios	0	
TOTAL ACTIVO		**25.558.800**

30/04/2004

PASIVO

1. Entidades de crédito			5.314.944
1.1. A la vista		213.308	
1.2. Otros débitos		5.101.636	
2. Débitos a clientes			13.337.654
2.1. Depósitos de ahorro		9.173.816	
2.1.1. A la vista	6.187.761		
2.1.2. A plazo	2.986.055		
2.2. Otros débitos		4.163.838	
2.2.1. A la vista	0		
2.2.2. A plazo	4.163.838		
3. Débitos representados por valores negociab.			3.883.932
3.1. Bonos y oblig. circulación		2.108.211	
3.2. Pagarés y otros valores		1.775.721	
4. Otros pasivos			993.053
5. Cuentas de periodificación			190.418
6. Provisión para riesgos y cargas			274.397
6.1. Fondo pensionistas		7	
6.2. Provisión para impuestos		0	
6.3. Otras provisiones		274.390	
6.bis Fondo para riesgos generales			7.901
6.ter Diferencia negativa consolidación			55
6.ter 1. Por integración global y proporcional		55	
6.ter 2. Por puesta en equivalencia		0	
7. Beneficios consolidados del ejercicio			55.288
7.1. Del grupo		50.070,000	
7.2. De minoritarios		5.218	
8. Pasivos subordinados			297.767
8.bis Intereses minoritarios			269.519
9. Capital suscrito			115.276
10. Primas de emisión			271.219
11. Reservas			436.997
11.bis Remanente			0
12. Reservas de revalorización			22.227
12.bis Reservas en sdades consolidadas			88.153
12.bis.1. Por integración global		22.404	
12.bis.2. por puesta en equivalencia		65.749	
12.bis.3. Por diferencia de conversión		0	
13. Resultados de ejercicios anteriores			0
TOTAL PASIVO			**25.558.800**

#2-

MAYO 2004

GRUPO BANKINTER, S.A.

ACTIVO

1. Caja y dep. en bcos centrales		140.199
1.1. Caja	59.679	
1.2. Banco de España	60.947	
1.3. Otros bancos centrales	19.573	
2. Deudas del Estado		5.313.388
3. Entidades de crédito		1.778.897
3.1. A la vista	172.295	
3.2. Otros créditos	1.606.602	
4. Créditos sobre clientes		16.344.803
5. Obligaciones y otros valores de renta fija		1.146.941
5.1. De emisión pública	56.469	
5.2. Otros emisores	1.090.472	
Pro memoria		
----------------- -----------------		
Titulos propios	0	
6. Acciones y otros títulos renta variable		195.560
7. Participaciones		62.795
7.1. En entidades de crédito	0	
7.2. Otras participaciones	62.795	
8. Participaciones en empresas grupo		75.243
8.1. En entidades de crédito		
8.2. Otras	75.243	
9. Activos inmateriales		0
9.1. Gtos. de constitución y 1. estab.	0	
9.2. Otros gastos amortizables	0	
9.bis Fondo de comercio de consolidación		*10.032*
9. bis 1. Por integración global	0	
9.bis 2. Por puesta en equivalencia	10.032	
10. Activos materiales		130.481
10.1. terrenos y edificios uso propio	39.733	
10.2. Otros inmuebles	32.690	
10.3. Mobiliario, inst. y otros	58.058	
11. Capital suscrito no desembolsado		0
11.1. Dividendos pasivos reclam. no desemb.		
11.2. Resto	0	
12. Acciones propias		11.982
Pro-memoria : nominal		0
13. Otros activos		677.855
14. Cuentas de periodificación		148.491
15. Pérdidas sdades consolidadas		16.666
15.1. Integración global	7.431	
15.2. Puesta en equivalencia	9.235	
15.3 Por diferencias de conversión	0	
16. Pérdidas consolidadas del ejercicio		0
16.1. Del grupo	0	
16.2. De minoritarios	0	
TOTAL ACTIVO		**26.053.333**

31/05/2004

PASIVO

1. Entidades de crédito			5.637.140
1.1. A la vista		193.490	
1.2. Otros débitos		5.443.650	
2. Débitos a clientes			13.832.351
2.1. Depósitos de ahorro		9.514.775	
2.1.1. A la vista	6.504.504		
2.1.2. A plazo	3.010.271		
2.2. Otros débitos		4.317.576	
2.2.1. A la vista	0		
2.2.2. A plazo	4.317.576		
3. Débitos representados por valores negociab.			3.857.502
3.1. Bonos y oblig. circulación		1.877.453	
3.2. Pagarés y otros valores		1.980.049	
4. Otros pasivos			680.784
5. Cuentas de periodificación			197.204
6. Provisión para riesgos y cargas			270.143
6.1. Fondo pensionistas		7	
6.2. Provisión para impuestos		0	
6.3. Otras provisiones		270.136	
6.bis Fondo para riesgos generales			7.901
6.ter Diferencia negativa consolidación			55
6.ter 1. Por integración global y proporcional		55	
6.ter 2. Por puesta en equivalencia		0	
7. Beneficios consolidados del ejercicio			69.109
7.1. Del grupo		62.554,000	
7.2. De minoritarios		6.555	
8. Pasivos subordinados			297.767
8.bis Intereses minoritarios			269.519
9. Capital suscrito			115.277
10. Primas de emisión			271.219
11. Reservas			436.997
11.bis Remanente			0
12. Reservas de revalorización			22.227
12.bis Reservas en sdades consolidadas			88.138
12.bis.1. Por integración global		22.389	
12.bis.2. por puesta en equivalencia		65.749	
12.bis.3. Por diferencia de conversión		0	
13. Resultados de ejercicios anteriores			0
TOTAL PASIVO			**26.053.333**

#3

JUNIO 2004

GRUPO BANKINTER, S.A.

ACTIVO

1. Caja y dep. en bcos centrales		374.891
1.1. Caja	63.876	
1.2. Banco de España	287.084	
1.3. Otros bancos centrales	23.931	
2. Deudas del Estado		4.617.302
3. Entidades de crédito		1.617.248
3.1. A la vista	212.074	
3.2. Otros créditos	1.405.174	
4. Créditos sobre clientes		16.682.093
5. Obligaciones y otros valores de renta fija		732.367
5.1. De emisión pública	7.136	
5.2. Otros emisores	725.231	
Pro memoria		
Títulos propios	0	
6. Acciones y otros títulos renta variable		65.896
7. Participaciones		62.008
7.1. En entidades de crédito	0	
7.2. Otras participaciones	62.008	
8. Participaciones en empresas grupo		76.783
8.1. En entidades de crédito		
8.2. Otras	76.783	
9. Activos inmateriales		0
9.1. Gtos. de constitución y 1. estab.	0	
9.2. Otros gastos amortizables	0	
9.bis Fondo de comercio de consolidación		9.914
9. bis 1. Por integración global	0	
9.bis 2. Por puesta en equivalencia	9.914	
10. Activos materiales		131.073
10.1. terrenos y edificios uso propio	39.638	
10.2. Otros inmuebles	34.002	
10.3. Mobiliario, inst. y otros	57.433	
11. Capital suscrito no desembolsado		0
11.1. Dividendos pasivos reclam. no desemb.		
11.2. Resto	0	
12. Acciones propias		12.247
Pro-memoria : nominal		0
13. Otros activos		770.130
14. Cuentas de periodificación		164.859
15. Pérdidas sdades consolidadas		16.666
15.1. Integración global	7.431	
15.2. Puesta en equivalencia	9.235	
15.3 Por diferencias de conversión	0	
16. Pérdidas consolidadas del ejercicio		0
16.1. Del grupo	0	
16.2. De minoritarios	0	
TOTAL ACTIVO		**25.333.477**

30/06/2004

PASIVO

1. Entidades de crédito			4.231.377
1.1. A la vista		214.154	
1.2. Otros débitos		4.017.223	
2. Débitos a clientes			14.440.721
2.1. Depósitos de ahorro		9.900.715	
2.1.1. A la vista	6.839.055		
2.1.2. A plazo	3.061.660		
2.2. Otros débitos		4.540.006	
2.2.1. A la vista	0		
2.2.2. A plazo	4.540.006		
3. Débitos representados por valores negociab.			3.746.590
3.1. Bonos y oblig. circulación		1.803.313	
3.2. Pagarés y otros valores		1.943.277	
4. Otros pasivos			842.490
5. Cuentas de periodificación			202.831
6. Provisión para riesgos y cargas			275.603
6.1. Fondo pensionistas		7	
6.2. Provisión para impuestos		0	
6.3. Otras provisiones		275.596	
6.bis Fondo para riesgos generales			7.901
6.ter Diferencia negativa consolidación			56
6.ter 1. Por integración global y proporcional		56	
6.ter 2. Por puesta en equivalencia		0	
7. Beneficios consolidados del ejercicio			84.727
7.1. Del grupo		76.879,000	
7.2. De minoritarios		7.848	
8. Pasivos subordinados			297.767
8.bis Intereses minoritarios			269.519
9. Capital suscrito			115.276
10. Primas de emisión			271.219
11. Reservas			436.998
11.bis Remanente			0
12. Reservas de revalorización			22.227
12.bis Reservas en sdades consolidadas			88.175
12.bis.1. Por integración global		22.426	
12.bis.2. por puesta en equivalencia		65.749	
12.bis.3. Por diferencia de conversión		0	
13. Resultados de ejercicios anteriores			0
TOTAL PASIVO			**25.333.477**

#4

GRUPO BANKINTER (Miles de euros redondeados)	JUNIO 2004
1. Intereses y rendimientos asimilados	403.692
De los que: De la cartera de renta fija	89.823
2. Intereses y cargas asimiladas	214.430
3. Rendimiento de la cartera de renta variable	13.461
3.1 De acciones y otros títulos de renta variable	8.457
3.2 De participaciones	4
3.3 De participaciones en el grupo	5.000
A) MARGEN DE INTERMEDIACION	**202.723**
4. Comisiones percibidas	107.777
5. Comisiones pagadas	23.470
6. Resultados de operaciones financieras	10.662
B) MARGEN ORDINARIO	**297.692**
7. Otros productos de explotación	5.820
8. Gastos generales de administración	144.660
8.1 De personal	80.740
De los que:	
Sueldos y salarios	55.422
Cargas sociales	15.693
De las que: Pensiones	1.859
8.2 Otros gastos administrativos	63.920
9. Amortización y saneamiento de activos materiales o inmateriales	7.629
10. Otras cargas de explotación	2.364
C) MARGEN DE EXPLOTACION	**148.859**
11. Resultados netos generados por Sociedades puestas en equivalen	12.135
11.1 Participación en beneficios de sociedades puestas en equivalencia	17.808
11.2 Participación en pérdidas de sociedades puestas en equivalencia	127
11.3 Correcciones de valor por cobro de dividendos	5.546
12. Amortización del fondo de comercio de consolidación	708
13. Beneficios por operaciones grupo	1.181
13.1 Beneficios por enajenación de participaciones en entidades consolid. por integr. global y proporcional	0
13.2 Beneficios por enajenación de participaciones puestas en equivalencia	0
13.3 Beneficios por operaciones con acciones de la sociedad dominante y con Pasivos financieros emitidos por el grupo	1.181
13.4 Reversión de diferencias negativas de consolidación	0
14. Quebrantos por operaciones grupo	861
14.1 Pérdidas por enajenación de participaciones en entidades consolidadas por integración global y proporcional	0
14.2 Pérdidas por enajenación de participaciones puestas en equivalencia	0
14.3 Pérdidas por operaciones con acciones de la sdad. dominante y con Pasivos financieros emitidos por el grupo	861
15. Amortización y provisiones para insolvencias (neto)	22.531
16. Saneamiento de inmovilizaciones financieras (neto)	0
17. Dotación al fondo para riesgos bancarios generales	-24
18. Beneficios extraordinarios	3.844
19. Quebrantos extraordinarios	14.078
D) RESULTADO ANTES DE IMPUESTOS	**127.865**
20. Impuesto sobre beneficios	**43.138**
21. Otros impuestos	0
E) RESULTADO CONSOLIDADO DEL EJERCICIO	**84.727**
E.1 Resultado atribuido a la minoría	7.848
E.2 Resultado atribuido al grupo	**76.879**

#5

BANKINTER

Institutional Relations

Avda. de Bruselas, 12
Arroyo de la Vega
28100 Alcobendas (Madrid)

Telephone: +34 91 623 43 41/36
Fax: +34 91 657 86 73
E-mail: jlvegar@bankinter.es

NEWS RELEASE ***From: BANKINTER,S.A.***

Contact: Jose Luis Vega Tel: + 34 91 6234341
jlvegar@bankinter.es
Maru Alonso Tel : + 34 91 6234336
mlalonso@bankinter.es

BANKINTER PAYS ITS FIRST 2004 INTERIM DIVIDEND

Madrid, June 22th 2004 -- BANKINTER, S.A. (OTC Bulletin Board Symbol: BKNTY) announced today that on July 3Thr 2004, it will pay its first 2004 interim dividend of 0.256368 Euros gross per share representing a net amount of 0.2179128 Euros.

BANKINTER is one of the fifth largest publicly owned banks in Spain . The Bank's American Depositary Shares (ADRs) are traded over-the-counter in the United States.



2ND QUARTER

JUNE

2004

FINANCIAL SUMMARY

BANKINTER

www.ebankinter.com

1.Financial highlights



Thousands of €	06/30/2004	06/30/2003	%	06/30/2004 Million US$ (1)
BALANCE SHEET				
Total assets	25,333,476	24,446,211	3.63	30,792.84
Credit facilities and loans	16,682,093	16,700,361	-0.11	20,277.08
Credit facilities and loans ex-securitization	21,955,494	19,381,008	13.28	26,686.90
Customer funds	18,187,311	16,336,050	11.33	22,106.68
Off-balance-sheet managed funds	9,397,522	8,064,769	16.53	11,422.69
EARNINGS				
Net interest income	202,723	209,626	-3.29	246.41
Basic income	287,030	281,610	1.92	348.88
Total net ordinary revenue	297,692	289,631	2.78	361.84
Net operating income	148,859	148,017	0.57	180.94
Income before taxes	127,865	103,844	23.13	155.42
Net income attributed to the Group	76,879	62,274	23.45	93.45
RATIOS (%)				
Nonperforming loans/ total risk exposure ex-securitization	0.24%	0.30%	-20.00	
Recorded allowance/nonperforming loans	693.08%	473.25%	46.45	
Efficiency ratio	48.59%	46.83%	3.76	
ROE	17.31%	16.14%	7.25	
ROA	0.60%	0.53%	13.21	
Capital ratios	11.66%	11.44%	1.93	
Tier 1 capital	7.75%	7.62%	1.71	
BANKINTER SHARES				
Number of shares	76,850,452	75,944,167	1.19	
Closing price	31.27	30.93	1.10	
EPS, Earnings per share (euros)	1.01	0.83	21.69	
DPS, Dividend per share (euros)	0.50	0.47	7.00	
BRANCHES AND CENTERS				
Number of branches	289	286	1.05	
Commercial management centers				
Company Business Units	39	40	-2.50	
Small Businesses	28	18	-	
Number of Private Banking Management Centers	32	29	10.34	
Corporate Partnerships	455	430	5.81	
Number of agents	992	973	1.95	
Telephone banking and Internet	3	3	-	
HEADCOUNT				
Number of employees (full-time equivalent)	3,139	2,974	5.55	

(1) 1Euro = 1.2155 US $

In the first half of the year, the Bankinter Group's net attributed income rose by 23.45%. This positive earnings trend was underpinned by increases in the Bank's business indicators, such as customer funds (11.3%); off-balance sheet managed funds (16.53%); credit facilities and loans ex-securitization (13.28%); and by an excellent nonperforming loans ratio (0.24%).

Bankinter's differentiating feature is its business strategy, based as it is on three pillars: its multichannel offering, which enables customers to deal with the Bank through the channel that is the most convenient and practical for them at any time; the pursuit of maximum service quality in all the Bank's segments and networks; and a wide range of high value-added services and products. This strategy is especially apparent in Bankinter's private banking business, which groups together the Personal Finance and Private Banking divisions, which increased income after taxes by 5.94% and 9.93%, respectively, in the last twelve months.

The trend in the main business ratios was positive, the values recorded being as follows: ROE 17.31%; ROA 0.60%; capital ratio 11.66%; Tier 1 capital 7.75% and efficiency ratio 48.59%.

Earnings per share were €1.01, up 21.69% on the year-ago period.

Margins and earnings

Bankinter's income statement for the period ended June 30, 2004, showed variations in the main business margins: basic margin grew by 1.92%; total net ordinary revenue grew by 2.78%; and net operating income grew by 0.57%.

On- and off-balance-sheet customer funds amounted to €27,585 million as of June 30, 2004, up 13.05% on the same period in 2003. Noteworthy in this connection are mutual funds and pension funds, which increased by 21.45% and 26.58%, respectively. The Bank's credit facilities and loans, which totaled €16,682 million, are in line with the same period in 2003 and were up 13.28% excluding the effect of the mortgage securitizations performed since the last quarter of 2001.

Also noteworthy was the good trend in fees, which increased by 17.12% compared to the first half of 2003 due to the positive performance of mutual funds, collections and payments, securitizations and Management Agreements.

Nonperforming loans amounted to €59.14 million, equivalent to 0.24% of the Bank's computable risk assets, a significant improvement with respect to the previous year. Similarly, the ratio of the recorded allowance to nonperforming loans was 693.08%, and both ratios were among the best of all European banks. Loan loss provisions increased by 31.62% with respect to the same period in 2003. Bankinter continues to enjoy excellent creditworthiness thanks to its in-house risk analysis, approval and automatic management systems, portfolio diversification, conservative loan loss provisions and scant exposure to country-risk.

Lastly, mention should be made of the positive contribution made by the insurance business to the Bankinter Group's accounts. In the first half of the year, BK Seguros de Vida contributed €9.53 million -including dividends- and Línea Directa Aseguradora contributed €6.50 million. The effect of the lower provisions to allowances, due to the effort made in this connection in 2003, also boosted the Group's accounts.

On July 3, Bankinter paid the first 2004 dividend of €0.256368 per share, an increase of 12% with respect to the corresponding interim dividend paid in the preceding year.



3.Quality of service



ISN satisfaction scale

Excellent	>85
Good	75-85
Fair	60-75
Poor	<60

By segments



Corporate Banking
Private Banking
Individuals
Small Bussines
81
80
79
78
77
76
75
Jun 03
Sep
Dec
Mar
Jun 04

By distribution channel



Internet Office
Telephone Branch
Branch Network
Agent Network
Virtual Banking
81
79
77
75
73
Jun 03
Sep
Dec
Mar
Jun 04

4.Customer activity

Bankinter's multichannel strategy is the foundation of its customer business activity. The purpose of multichannel banking is to facilitate customers' dealings with the Bank by offering them different ways or channels that cater for their needs and preferences at any time.

Bankinter's customers make intensive use of these different channels, which is shown by the fact that 65.27 million transactions were recorded in June 2004, 14.53% more than in the same month last year.

Most of Bankinter's customers (two-thirds) prefer to deal with the Bank using more than one channel. Internet is consolidating its position as the main channel with 47.94% of transactions, followed by the branches (35.21%) and telephone banking (8.54%).

Multichannel banking involves providing a high quality of service in each area of customers' dealings with bank. An example of how well customers have received this strategy is the level of satisfaction shown by surveys. In the year to date, the Net Satisfaction Index (ISN) has improved in all the Bank's segments and distribution networks, and it currently stands at over 77 points in practically all these segments and distribution networks.

Cross-selling, which at 5.73 products per customer remained stable with respect to the year-ago period, has shown an upward trend over the last nine months.

The abandonment rate (abandonment is taken to mean almost total inactivity in a customer's account over a period of time) has fallen by 9.73% in the year to date to 6.11%.



Evolution of transactions by channel (%)


100
75
50
25
0
Percentage of transactions
48%
52%
35%
1998
1999
2000
2001
2002
2003
2Q2004
Cellular phones
Cards
Internet
Telephone Banking
Electronic Banking
Branch Network

4.Customer activity (cont.)

Use of channels


36%
30%
34%
1 Channel
2 Channels
3 Channels

Products by customer


5.8
5.7
5.6
5.5
5.73
5.73
Number of products
Jun 03
Sep
Dec
Mar
Jun 04

Abandonment rate


9
8
7
6
5
4
7.33
6.68
% Annual rate
Jun 03
Sep
Dec
Mar
Jun 04



5.Balance sheet

Thousands of €	06/30/2004	06/30/2003	Variation Amount	%
Cash on hand and on deposit at central banks	374,891	268,293	106,598	39.73
Government debt securities	4,617,302	3,453,182	1,164,120	33.71
Due from banks	1,617,248	1,812,305	-195,057	-10.76
Credit facilities and loans (1)	16,682,093	16,700,361	-18,268	-0.11
Fixed-income securities	732,367	1,188,663	-456,296	-38.39
Equity securities	204,687	139,036	65,651	47.22
Premises and equipment and intangibles	140,987	150,948	-9,961	-6.60
Treasury stock	12,247	14,089	-1,842	-13.07
Other assets	770,129	567,915	202,214	35.61
Accrual accounts	164,859	115,025	49,834	43.32
Losses at consolidated companies	16,666	36,394	-19,728	-54.21
Assets	**25,333,476**	**24,446,211**	**887,265**	**3.63**
Due to banks	4,231,377	5,335,069	-1,103,692	-20.69
Customer deposits	14,440,721	12,451,513	1,989,208	15.98
Marketable debt securities	3,746,590	3,884,537	-137,947	-3.55
Other liabilities	842,490	896,398	-53,908	-6.01
Accrual accounts	202,830	194,998	7,832	4.02
General risk allowance and other	283,560	250,206	33,354	13.33
Consolidated income	84,727	70,122	14,605	20.83
Subordinated liabilities	297,767	247,767	50,000	20.18
Minority interests	269,519	269,519	-	-
Paid-in capital	115,276	113,916	1,360	1.19
Reserves	730,444	662,227	68,217	10.30
Reserves at consolidated companies	88,175	69,939	18,236	26.07
Liabilities and shareholders' equity	**25,333,476**	**24,446,211**	**887,265**	**3.63**
(1) Credit facilities and loans ex-securitization	21,955,494	19,381,008	2,574,486	13.28



6.Customer funds and lending

Thousands of €	06/30/2004	06/30/2003	Variation Amount	%
CUSTOMER FUNDS				
Customer deposits	14,440,721	12,451,513	1,989,208	15.98
Government entities	235,913	174,518	61,395	35.18
Residents	13,790,853	11,892,449	1,898,404	15.96
Demand deposits	6,269,228	5,373,588	895,640	16.67
Savings deposits	104,879	108,703	-3,824	-3.52
Time deposits	2,888,290	3,083,653	-195,363	-6.34
Securities sold under repurchase agreement	4,528,456	3,326,505	1,201,951	36.13
Nonresidents	413,955	384,546	29,409	7.65
Marketable debt securities	3,746,590	3,884,537	-137,947	-3.55
Total	**18,187,311**	**16,336,050**	**1,851,261**	**11.33**
Off-balance-sheet managed funds	**9,397,522**	**8,064,769**	**1,332,753**	**16.53**
of wich:				
Mutual funds	7,497,318	6,173,242	1,324,076	21.45
Pension funds	613,216	484,448	128,768	26.58
CREDIT FACILITIES AND LOANS				
Loans to government entities	26,197	8,298	17,899	215.70
Loans to resident borrowers	16,593,299	16,320,903	272,396	1.67
Commercial bills	1,084,687	983,212	101,475	10.32
Secured loans	11,448,949	11,428,787	20,162	0.18
Lease receivables	589,763	567,658	22,105	3.89
Other loans	3,469,900	3,341,246	128,654	3.85
Nonresident borrowers	372,344	578,255	-205,911	-35.61
Nonperforming loans	58,102	63,934	-5,832	-9.12
Subtotal	**17,049,942**	**16,971,390**	**78,552**	**0.46**
Loan loss allowance (excluding off-balance-sheet risks)	367,849	271,029	96,820	35.72
Total	**16,682,093**	**16,700,361**	**-18,268**	**-0.11**
Total ex-securitization	**21,955,494**	**19,381,008**	**2,574,486**	**13.28**



7.Analysis of credit risk

Thousands of €	06/30/2004	06/30/2003	Variation Amount	%
Risk exposure ex-securitization	24,497,772	21,939,984	2,557,788	11.66
Total nonperforming balances	59,136	65,801	-6,665	-10.13
Total allowances	409,861	311,400	98,461	•31.62
Mandatory allowances	409,861	309,400	100,461	32.47
Specific	24,543	33,991	-9,448	-27.80
General	178,644	154,218	24,426	15.84
Statistic	206,674	121,191	85,483	70.54
Nonperforming loans/total risk exposure ex-securitization (%)	0.24	0.30	-0.06	-20.00
Nonperforming loans/total risk exposure (%)	0.30	0.33	-0.03	-9.09
Nonperforming mortgage loans ratio ex-securitization (%)	0.14	0.17	-0.03	-17.65
Recorded allowance/nonperforming loans (%)	693.08	473.25	219.84	46.45
Recorded allowance/unsecured nonperforming loans (%)	588.10	391.48	196.62	50.23

Variations in nonperforming loans

Thousands of €	06/30/2004	06/30/2003	Variation Amount	%
Opening balance (January 1)	64,664	63,172	1,492	2.36
+ Additions	56,007	57,546	-1,539	-2.67
- Recoveries	51,498	48,948	2,550	5.21
- Write-offs	10,037	5,969	4,068	68.15
Ending balance (June 30)	59,136	65,801	-6,665	-10.13
Balance of foreclosed assets	7,777	9,953	-2,176	-21.86

Nonperforming loans and allowances



450
400
350
300
250
200
150
100
50
Millions of euros
409.86
311.40
65.80
59.14
Jun 03
Sep
Dec
Mar
Jun 04
Nonperforming loans
Allowances

Variation in record allowance/nonperforming loans



710
680
650
620
590
560
530
500
470
%
693.08
473.25
Jun 03
Sep
Dec
Mar
Jun 04

8.Comparative income statements

Thousands of €	2004		2003		Variation	
	Amount	% of ATA	Amount	% of ATA	Amount	%
Average total assets (ATA)	**25,791,718**	**100**	**23,506,262**	**100**	**2,285,456**	**9.72**
Interest and similar revenues	403,692	3.15	461,438	3.96	-57,746	-12.51
of which: fixed-income securities	89,823	0.70	87,057	0.75	2,766	3.18
- Interest and similar expenses	214,430	1.67	259,277	2.22	-44,847	-17.30
+ Equities portfolio revenues	13,461	0.10	7,465	0.06	5,996	80.32
= Net interest income	**202,723**	**1.58**	**209,626**	**1.80**	**-6,903**	**-3.29**
+ Fees and commissions, net	84,307	0.66	71,984	0.62	12,323	17.12
= Basic income	**287,030**	**2.24**	**281,610**	**2.42**	**5,420**	**1.92**
+ Revenue from financial transactions	10,662	0.08	8,021	0.07	2,641	32.93
= Total net ordinary revenue	**297,692**	**2.32**	**289,631**	**2.48**	**8,061**	**2.78**
- General administrative expenses	144,660	1.13	135,642	1.16	9,018	6.65
a) Personnel expenses	80,740	0.63	76,850	0.66	3,890	5.06
b) Other administrative expenses	63,920	0.50	58,792	0.50	5,128	8.72
- Depreciation and write-down of tangible and intangible assets	7,629	0.06	9,076	0.08	-1,447	-15.94
+ Other operating items	3,456	0.03	3,104	0.03	352	11.34
= Net operating income	**148,859**	**1.16**	**148,017**	**1.27**	**842**	**0.57**
+/- Gains (losses) on companies carried by the equity method	12,135	0.09	7,330	0.06	4,805	65.55
- Amortization of goodwill in consolidation	708	0.01	1,562	0.01	-854	-54.67
+ Gains (losses) on Group transactions	320	0.00	4,756	0.04	-4,436	-93.27
- Write-offs and provisions for loan losses	22,531	0.18	41,577	0.36	-19,046	-45.81
of which: Statistical loan loss allowance	16,513	0.13	23,028	0.20	-6,515	-28.29
- Write-down of long-term financial investments	0	0.00	-245	0.00	245	100.00
+/- Extraordinary income	-10,210	-0.08	-13,365	-0.11	3,155	23.61
= Income before taxes	**127,865**	**1.00**	**103,844**	**0.89**	**24,021**	**23.13**
- Corporate income tax	43,138	0.34	33,722	0.29	9,416	27.92
= Net consolidated income	**84,727**	**0.66**	**70,122**	**0.60**	**14,605**	**20.83**
- Income (loss) attributed to minority	7,848	0.06	7,848	0.07	0	0.00
= Income (loss) attributed to the Group	**76,879**	**0.60**	**62,274**	**0.53**	**14,605**	**23.45**



Income attributed to the Group


40
35
30
25
Millions of euros
28.82
38.21
2Q 2003
3Q 2003
4Q 2003
1Q 2004
2Q 2004

9.Quarterly statements of income

Thousands of €	2004 2nd Q	2004 Variation 2Q04/2Q03	2004 Variation 2Q04/1Q04	2004 1st Q	2003 4th Q	2003 3rd Q	2003 2nd Q
Interest and similar revenues	203,582	-10.79%	1.74%	200,110	208,099	216,736	228,217
of which: fixed-income securities	48,331	10.83%	16.48%	41,492	38,075	40,227	43,609
- Interest and similar expenses	107,043	-14.77%	-0.32%	107,387	111,295	113,993	125,586
+ Equities portfolio revenues	6,998	11.13%	8.28%	6,463	735	1,287	6,297
= Net interest income	**103,537**	**-4.95%**	**4.39%**	**99,186**	**97,539**	**104,030**	**108,928**
+ Fees and commissions, net	40,865	8.14%	-5.93%	43,442	41,589	38,847	37,789
= Basic income	**144,402**	**-1.58%**	**1.24%**	**142,628**	**139,128**	**142,877**	**146,717**
+ Revenue from financial transactions	4,104	-21.44%	-37.42%	6,558	13,007	8,466	5,224
= Total net ordinary revenue	**148,506**	**-2.26%**	**-0.46%**	**149,186**	**152,135**	**151,343**	**151,941**
- General administrative expenses	74,581	2.48%	6.42%	70,079	82,346	73,390	72,779
a) Personnel expenses	41,167	3.37%	4.03%	39,573	42,297	40,759	39,825
b) Other administrative expenses	33,414	1.40%	9.53%	30,506	40,049	32,631	32,954
- Depreciation and write-down of tangible and intangible assets	3,853	-10.73%	2.04%	3,776	3,900	3,985	4,316
+ Other operating items	2,028	33.86%	42.02%	1,428	3,304	1,303	1,515
= Net operating income	**72,100**	**-5.58%**	**-6.07%**	**76,759**	**69,193**	**75,271**	**76,361**
+/- Gains (losses) on companies carried by the equity method	7,397	286.47%	56.12%	4,738	10,052	7,357	1,914
- Amortization of goodwill in consolidation	354	-60.80%	0.00%	354	374	692	903
+ Gains (losses) on Group transactions	17	-99.61%	-94.39%	303	600	58,860	4,369
- Write-offs and provisions for loan losses	11,327	-52.78%	1.10%	11,204	13,200	76,699	23,986
of which: Statistical loan loss allowance	6,137	-46.28%	-40.85%	10,376	1,967	67,002	11,425
- Write-down of long-term financial investments	0	100.00%	-	-	-4	-2	-530
+/- Extraordinary income	-5,198	-47.73%	-3.71%	-5,012	-7,081	-13,337	-9,945
= Income before taxes	**62,635**	**29.57%**	**-3.98%**	**65,230**	**59,194**	**50,762**	**48,340**
- Corporate income tax	20,501	31.84%	-9.44%	22,637	20,651	10,645	15,550
= Net consolidated income	**42,134**	**28.50%**	**-1.08%**	**42,593**	**38,543**	**40,117**	**32,790**
- Income (loss) attributed to minority	3,924	-1.08%	0.00%	3,924	4,054	3,838	3,967
= Income (loss) attributed to the Group	**38,210**	**32.57%**	**-1.19%**	**38,669**	**34,489**	**36,279**	**28,823**

Basic income


150
140
130
120
146.72
144.40
Millions of euros
2Q 2003
3Q 2003
4Q 2003
1Q 2004
2Q 2004

Net operating income


85
75
65
55
45
76.36
72.10
Millions of euros
2Q 2003
3Q 2003
4Q 2003
1Q 2004
2Q 2004

10.Fees

Thousands of €			Variation	
	06/30/2004	06/30/2003	Amount	%
FEES PAID				
Fees ceded to other entities and corresp.	7,104	8,718	-1,614	-18.51
Fees ceded to agents, virtual banking	16,367	13,564	2,803	20.66
Total fees paid	**23,471**	**22,282**	**1,189**	**5.34**
FEES RECEIVED				
Guarantees and L/C	6,798	6,897	-99	-1.44
Foreign exchange	3,697	4,188	-491	-11.72
Collections and payments	29,049	26,666	2,383	8.94
Trade notes and drafts	6,792	7,015	-223	-3.18
Demand deposits	4,323	2,717	1,606	59.11
Credit and debit cards	14,646	13,628	1,018	7.47
Checks	960	1,024	-64	-6.25
Payment orders	2,328	2,282	46	2.02
Securities services	14,680	14,197	483	3.40
Securities underwriting and placement	177	817	-640	-78.34
Securities purchases and sales	6,209	5,860	349	5.96
Administration and custody	8,294	7,520	774	10.29
Marketing of nonbank financial products	33,497	27,216	6,281	23.08
Of which: mutual fund mgt. fees	30,310	24,738	5,572	22.52
Other fees	20,057	15,102	4,955	32.81
Total fees received	**107,778**	**94,266**	**13,512**	**14.33**
FEES & COMMISSIONS, NET	**84,307**	**71,984**	**12,323**	**17.12**



11.Yields and costs

data in %	As 30 of june 2004 weighting	rate	2003 weighting	rate
ASSETS				
Cash on hand and on deposit at central banks	1.19	1.62	1.23	1.89
Government debt securities	18.86	3.35	14.55	3.93
Due from banks	8.75	3.39	8.41	5.01
Credit facilities and loans	62.50	3.41	65.89	4.20
Fixed-income securities	2.84	2.40	5.51	3.17
Equity securities	1.36	7.69	0.77	8.34
Average earning assets	**95.51**	**3.41**	**96.37**	**4.17**
Other assets	4.49		3.63	
Average total assets a)	**100.00**	**3.25**	**100.00**	**4.02**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Due to banks	18.71	2.64	20.67	3.61
Customer deposits	52.27	1.46	54.35	1.92
Deposits	36.77	1.23	40.53	1.65
Securities sold under repurchase agreement	15.50	2.01	13.82	2.69
Marketable debt securities	16.86	2.12	14.59	2.66
Subordinated liabilities	1.15	5.05	0.85	5.73
Average interest-bearing funds	**88.99**	**1.88**	**90.46**	**2.46**
Other liabilities	11.01		9.54	
Average total funds b)	**100.00**	**1.67**	**100.00**	**2.22**
Net interest margin a-b		**1.58**		**1.80**
Customer spread		**1.79**		**2.13**



12.Quarterly yields and costs

data in %	2Q03		3Q03		4Q03		1Q04		2Q04	
	weighting	rate	weighting	rate	weighting	rate	weighting	rate	weighting	rate
ASSETS										
Caja y bancos centrales	1.23	1.80	1.23	1.51	1.25	1.46	1.19	1.74	1.18	1.50
Government debt securities	14.67	3.82	13.52	3.83	16.18	3.46	18.34	3.35	19.39	3.35
Due from banks	7.45	5.06	9.20	3.87	12.10	3.30	9.94	3.08	7.57	3.80
Credit facilities and loans	66.70	4.06	67.10	3.59	64.10	3.58	62.67	3.43	62.33	3.39
Fixed-income securities	5.51	3.17	4.46	2.60	1.93	2.52	1.55	2.12	4.13	2.51
Equity securities	0.86	12.38	1.00	2.02	0.81	1.45	1.40	7.20	1.33	8.21
Average earning assets	**96.42**	**4.09**	**96.52**	**3.56**	**96.36**	**3.46**	**95.10**	**3.39**	**95.93**	**3.42**
Other assets	3.58		3.48		3.64		4.90		4.07	
Average total assets a)	**100.00**	**3.95**	**100.00**	**3.44**	**100.00**	**3.33**	**100.00**	**3.22**	**100.00**	**3.28**
LIABILITIES AND SHAREHOLDERS' EQUITY										
Due to banks	20.54	3.29	18.39	2.97	18.41	3.05	17.85	2.73	19.58	2.57
Customer deposits	54.50	1.88	52.61	1.51	52.12	1.51	51.60	1.46	52.95	1.46
Deposits	40.09	1.63	38.70	1.30	37.03	1.31	36.61	1.22	36.94	1.24
Securities sold under repurchase agreement	14.41	2.56	13.91	2.10	15.09	2.02	14.99	2.05	16.01	1.98
Marketable debt securities	14.62	2.51	18.19	2.23	17.35	2.14	18.01	2.10	15.70	2.13
Subordinated liabilities	0.84	5.70	0.99	5.13	1.20	4.59	1.16	5.13	1.15	4.96
Average interest-bearing funds	**90.50**	**2.34**	**90.17**	**1.99**	**89.08**	**1.99**	**88.61**	**1.89**	**89.38**	**1.87**
Other liabilities	9.50		9.83		10.92		11.39		10.62	
Average total funds b)	**100.00**	**2.11**	**100.00**	**1.80**	**100.00**	**1.78**	**100.00**	**1.68**	**100.00**	**1.67**
Net interest margin a-b		**1.83**		**1.64**		**1.56**		**1.55**		**1.61**
Customer spread		**2.05**		**1.89**		**1.91**		**1.81**		**1.78**

Evolution Customer spread



2.50
2.25
2.00
1.75
1.50
2.05
1.78
Annualize quarterly rate
Jun 03
Sep
Dec
Mar
Jun 04

Return on lending and Cost of customer funds



5
4
3
2
1
4.06
3.39
2.01
1.61
Annualize quarterly rate
Jun 03
Sep
Dec
Mar
Jun 04
Cost of customer funds
Return on lending

13.Contribution by business area

Thousands of €	06/30/2004	06/30/2003	Variation Amount	Variation %
Customer segments	79,770	79,171	599	0.76
PFS	6,190	5,843	347	5.94
Private Banking	11,630	10,579	1,051	9.93
Corporate Banking	16,388	17,108	-720	-4.21
Individuals	32,887	32,469	418	1.29
Small Businesses	10,252	9,884	368	3.72
Non resident individuals	2,423	3,288	-865	-26.31
Capital market	7,486	6,430	1,056	16.42
Other businesses	4,469	5,541	-1,072	-19.35
General-Purpose and Statistical allowances	-15,935	-22,971	7,036	-30.63
Corporate Center	1,089	-5,897	6,986	-118.47
Income after taxes attributed to the Group	**76,879**	**62,274**	**14,605**	**23.45**
Pro memoria(before taxes):				
Statistical loan loss allowance	16,513	23,028	-6,515	-28.29
Mutual fund fees	36,280	30,308	5,972	19.70


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14.Shareholders' equity and rating

Thousands of €	06/30/2004	06/30/2003	Variation Amount	Variation %
Paid-in capital and reserves	952,163	827,352	124,811	15.09
Minority interests	269,519	269,519	-	-
Revaluation reserve	-22,225	-22,225	-	-
Treasury stock	-12,247	-14,089	1,842	-13.07
Intangible assets and others	-53,967	-11,370	-42,597	374.64
Tier 1	**1,133,243**	**1,049,187**	**84,056**	**8.01**
Revaluation reserve	22,225	22,225	-	-
General allowances	5,517	53,662	-48,145	-89.72
Subordinated debt financing	254,707	220,227	34,480	15.66
Recorded general loan loss allowance	289,336	229,627	59,709	26.00
Tier 2	**571,785**	**525,741**	**46,045**	**8.76**
Capital Base	**1,705,028**	**1,574,928**	**130,100**	**8.26**
Risk-weighted assets	14,627,740	13,765,918	861,822	6.26
Tier 1 (%)	7.75	7.62	0.13	1.71
Tier 2 (%)	3.91	3.82	0.09	2.38
Capital ratios (%)	11.66	11.44	0.22	1.93
Excess	534,809	473,654	61,155	12.91

Ratings

	Short Term	Long Term
Moody's	P1	Aa3
Standard & Poor's	A1	A



15.Creation of shareholder value

Period per share data (€)

Earnings per share	1.01
Dividend per share	0.50
Book value per share	12.54
Price at beginning of year	32.55
Low	30.05
High	33.50
Closing price	31.27
Appreciation in last quarter (%)	-2.49
Appreciation in last 12 months (%)	1.10
Stock market ratios	
Price/Book value (times)	2.49
PER (price/earnings, times)	15.34
Dividend yield (%)	3.10
Number of shareholders	119,133
Number of shares	76,850,452
Number of shares held by nonresidents	24,416,825
Average daily trading (number of shares)	229,139
Average daily trading (thousands of euros)	7,272



Variations in earnings and dividend per share


0.60
0.50
0.40
0.30
0.20
Millions of euros
0.50
0.38
0.25
0.23
Jun 03
Sep
Dec
Mar
Jun 04
EPS
DPS

Bankinter's market capitalization trend


3,000
2,750
2,500
2,250
2,000
1,750
1,500
Millions of euros
2,403.11
2,348.95
2Q 2003
3Q 2003
4Q 2003
1Q 2004
2Q 2004

16.People

	06/30/2004	06/30/2003	Variation Amount	Variation %
Number of employees (*)	3,139	2,974	165	5.55
Average length of service of employees (in years)	10.99	11.27	-0.28	-2.48
Average age (in years)	36.88	37.07	-0.19	-0.51
Men (%)	55.05	55.06	-0.01	-0.02
Woman (%)	44.95	44.94	0.01	0.02
Employees who telework (%)	78.22	78.35	-0.13	-0.17
Internal job rotation (%)	16.64	24.34	-7.70	-31.64
External turnover (%)	4.92	3.69	1.23	33.33
Employees with university degrees and postgraduate studies (%)	65.37	64.70	0.67	1.04

(*) Full-time equivalent



>> PRODUCTS

In June Bankinter commenced marketing of its Vía-T Card, a novel non-stop toll payment system for use on participating toll roads and radial roads, featuring a short-wave remote control device.

This device, which has been standardized for Spain and Europe, contains the user's data and connects with the toll facility's equipment to perform the relevant transaction at any given time. The system works as follows: an antenna reads the user's data from the Vía-T device positioned on the vehicle's windshield, and debits an associated credit card for the amount relating to the distance traveled on the tollroad. When the data on the vehicle-mounted Vía-T device has been correctly read by the toll facility antenna, the device emits a beep to confirm the successful completion of the transaction.

>> GOOD GOVERNANCE

Bankinter is complying with the Procedures Guide issued by the Spanish National Securities Market Commission (CNMV) on the provision of information to investors.

This customer and investor information manual, which the Bank has distributed internally among its employees, contains "the various practices and procedures that are to be complied with mandatorily when marketing and furnishing advice on investment products and financial instruments within the Bankinter Group, on any of its trading networks and platforms".

Accordingly, the objective is to set out in detail the procedures established by the Bankinter Group to ensure that its employees provide honest, professional advice when marketing investment products, that they cater for customers' interests and make sure that customers are furnished with appropriate information that is sufficient to enable them to take investment decisions and to react in the event of losses. Internal compliance with the document is mandatory.

>> ENVIRONMENT

Bankinter recently publicized its institutional commitment to the environment through the implementation of its new Environmental Management System, which aims to reduce the adverse impact of the Bank's own activity on the environment.

This initiative consists of implementing a series of measures to be adopted by employees at each work station in order to eliminate and/or mitigate the environmental impact.

The measures taken at this initial phase include: the integral management of all waste; the rational use of natural resources (reduced consumption of electricity and water); the replacement of white paper by recycled paper; the use of non-polluting materials; the introduction of alternative energy sources, such as solar power panels; the reduction of atmospheric gas emissions; the separation of fats to avoid their disposal in the sewage network and the recycling of products that are no longer used (e.g. computers and printers). The Bank has also installed fifty "clean points" in its three main office buildings equipped with containers for waste separation and collection.

This policy of implementing environmentally-friendly measures will also affect all the Bank's suppliers. Negotiations are currently underway to include an environmental protection clause in current supply contracts, under which supplier companies will be required to adopt measures to protect the environment.

>> FUNDACIÓN DE LA INNOVACIÓN

In this quarter Bankinter's "Fundación de la Innovación" held its second "Future Trends Forum" (FTF), at which the worldwide trends that will mark the future of society in areas such as technology, sociology or economy were researched and analyzed. The forum was attended by leading international scientists and intellectuals, who expounded their ideas in an open, impartial manner.

This second FTF Forum was devoted entirely to what has been termed "Third Generation Mobility", the theme on which all subsequent talks and debates will hinge.

During this quarter the conclusions of the Foundation's first "Future Trends Forum" (FTF) were presented. The main subject of analysis in this case was the possible socio-economic impact of **radio frequency** and, more specifically, of RFID technology (radio frequency identification).

The main conclusion drawn by the radiofrequency experts who attended the FTF in Madrid was that: "provided it is standardized and is subject to flexible regulation, RFID will constitute a decisive competitive advantage in certain industries".

Pioneer RFID technology-based projects have already been carried out in the food, medicine, sales distribution, logistics and leisure industries. These projects include, inter alia, patient identification through a single chip containing a full medical record, intelligent supermarket checkouts, inventory warehouse control, instantaneous inventory counts, manufacture and warranty control, the expiry of perishable goods, loyalty cards or second-generation credit cards, and the control of all forms of transport and distribution.

>> AWARDS AND ACKNOWLEDGEMENTS

In its annual technological report, the consulting firm Soitsa ranked ebankinter.com as the fastest bank on the Internet. Ebankinter also came first in the availability rating, with a 99% success rate in information requests. This report provides confirmation that Bankinter has met the targets of excellence in service quality established for all its channels.

According to a survey conducted by Institutional Investor, a group specializing in financial information for institutional investors, Bankinter, together with Indra, ranks among the low-capitalization companies that provide the best information for their shareholders and investors.

Also noteworthy is the fact that Bankinter was awarded first place –among financial institutions– in the "ISS Corporate Governance" ranking published on May 17 by the prestigious journal Business Week. This international Corporate Governance ranking for Europe and Asia classified Bankinter fifth out of all Spanish companies and awarded it the highest score of all banks in Spain.

Paseo de la Castellana, 29
28046 Madrid
Tel. 91 339 75 00
Fax. 91 339 83 23
Telex: 42760 BANKI E
SWIFT: BKBK ES MM

BANKINTER
www.ebankinter.com